Exhibit 5

March 16, 2021, Mexico City, United States of México

ANNUAL REPORT OF COMMITTEE OF CORPORATE PRACTICES OF VISTA OIL &

GAS, S.A.B. DE C.V.

To the Board of Directors of

Vista Oil & Gas, S.A.B. de C.V.

Dear Ladies and Gentlemen:

In my capacity as the Chairman of the Corporate Practices Committee (the “Committee”) of Vista Oil & Gas, S.A.B. de C.V. (the “Company” or “Vista”), in compliance with the provisions of Section 43, subsections I and II of the Securities Market Act (“SMA”) and Section 38 of the by-laws of the Company, I hereby proceed to submit the annual report approved by all the members of said committee, regarding the activities and operations carried out by the Committee in the fiscal year ended December 31, 2020.

In consideration of the provisions contained in the SMA, during the relevant fiscal year, the Committee generally focused on carrying out the corporate practices activities that the applicable law and the by-laws of the Company confers on the Committee, in order to assist the Board of Directors in the management of the Company, and holding periodic and regular meetings with different relevant officers of the Company, and consequently to ensure the prudent management of the Company and its various projects.

With regard to specific concepts corresponding to the functions approved for this committee, we present the following results:

PERFORMANCE OF THE RELEVANT EXECUTIVES OF THE COMPANY

During the fiscal year ended on December 31, 2020, (i) the CEO of the Company, the relevant executives of the Company and its subsidiaries have complied satisfactorily with their assigned goals and their responsibilities; and (ii) no observation regarding the performance of the relevant executives of the Company was submitted to this Committee.

TRANSACTIONS WITH RELATED PARTIES

During the fiscal year ended on December 31, 2020, the Committee analysed and recommended to the Board of Directors, to approve the Disinvestment Agreement executed on December 27, 2019, that aimed to replace the exit mechanism set forth in the Investment Agreement, by which the investors had the right to exercise a put option to sell all their Aleph Midstream S.A.’s shares to the Company at a purchase price sufficient to generate an 11.5%

IRR on an after-tax basis in respect of the equity effectively contributed minus certain transaction expenses and incremental G&A expenses. In this sense, the Company acquired all the shares owned by investors in the three investment vehicles that constituted Aleph Midstream S.A. at a price equivalent to USD$37,500,000.00, in line with the price that would have been paid under the original Investment Agreement.

Since the Disinvestment Agreement constitutes an operation with related parties, the Committee thoroughly analysed that said transaction: (i) results from the ordinary operations of the Company’s business; (ii) fulfils the purpose of streamlining the Company’s operations; and (iii) the price responds to the value that would have been paid following the conditions of the original Investment Agreement which, at the time, were considered as market value by this Committee based on the report of an independent appraiser.

Moreover, based on the foregoing, the Committee recommended to the Board of Directors of the Company, to request that Messrs. Miguel Galuccio and Kenneth Ryan refrain from participating and voting in any deliberation related to such disinvestment. It is also reported that this recommendation was followed by the Board of Directors when it had to approve the final agreements.

EXEMPTIONS REGARDING BUSINESS OPPORTUNITIES

During the fiscal year ended on December 31, 2020, no exemptions were granted for a director, relevant executive or person with supervisory authority to take advantage of business opportunities for themselves or in favour of third parties, related to the Company or its subsidiaries or those in which the Company has a significant influence. Moreover, no exemptions where granted for the operations referred on Section 28, subsection III, item f) of SMA.

CORPORATE RISKS MANAGEMENT

During the fiscal year ended on December 31, 2020, we have reviewed on a quarterly basis the business risks matrix prepared and presented by the relevant executives of the Company, as well as the identification of the main standards and actions to mitigate such risks.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE POLICIES

During the fiscal year ended on December 31, 2020, we have reviewed on a quarterly basis the progress and implementation of the Environmental, Social and Corporate Governance Policies (“ESG”) implemented by the Company during the year 2020.

ETHIC CODE AND COMPLIANCE PROGRAM

During the fiscal year ended on December 31, 2020 the Committee reviewed and approved periodic reports on the application and compliance with the Company’s Ethic and Conduct Code, as well as the implementation of the compliance policies of the Company.

ADMINISTRATIVE MATTERS

During the aforementioned fiscal year, the Corporate Practices Committee met in person in one occasion on February 26 and, thereafter as a consequence of the COVID-19 pandemic, held virtual meetings thereby adopting unanimous resolutions outside of the Corporate Practices Committee in four occasions on the following dates: (i) March 11; (ii) April 28; (iii) July 28; and (iv) October 28.

The work carried out was duly registered in the minutes drafted on every meeting held, which were promptly reviewed and approved by the members of the Committee together with their Annexes. The Chairman of the Committee submitted periodic reports to the Board of Directors related to the activities developed by the Committee.

This report has been unanimously approved by the members of the Committee.

Sincerely yours,

/s/ Mauricio Doehner Cobián
Mauricio Doehner Cobián Chairman of the Committee of Corporate Practices of Vista Oil & Gas, S.A.B. de C.V.

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